Exhibit 99.1

NEWS RELEASE

BIOFUEL REPORTS THIRD QUARTER RESULTS

DENVER, COLORADO – NOVEMBER 13, 2008 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced third quarter results.  For the three months ended September 30, 2008, revenues totaled $90.5 million.  A net loss to common shareholders of $33.1 million or $2.18 a share was recorded.  The aggregate loss during the period was $70.6 million, including $50.0 million of losses on corn hedging. In calculating the net loss to common shareholders, $37.5 million in minority interest was eliminated.

Revenues totaled $90.5 million, including $77.5 million of ethanol sales and $13.0 million from distillers grain.  An operating loss of $17.0 million was recorded during the quarter.  This resulted from $103.8 million in cost of goods sold, including $74.4 million for corn, $11.5 million for natural gas, $2.1 million for denaturant, $2.8 million for electricity, $4.9 million spent on chemicals and enzymes, along with $5.8 million of general operating expense and $2.3 million of depreciation.  Finally, $2.5 million of selling, general and administrative expenses and $1.3 million on other operating expenses were incurred.  In addition, $1.1 million representing all remaining site development costs associated with prospective plants was written off and that loss was included in operating expenses.  During the quarter, the Company had $1.6 million in interest expense and $2.1 million in other non-operating expenses, offset by $100,000 in interest income.  In summary, a net loss of $20.6 million before minority interest would have been recorded in the absence of hedging losses.

As previously reported, the sharp decline in corn prices between July 1, 2008 and August 11, 2008 resulted in $46.0 million in realized and unrealized hedging losses as of that date.  Once the last of the hedging contracts were terminated in September, the realized loss totaled $39.9 million.  Including reversal of $10.1 million of unrealized hedging gains at June 30th, hedging losses in the quarter totaled $50.0 million.  As of the date of this release, $17.5 million relating to these losses remain payable to Cargill.  The Company is exploring with Cargill how the matter might be resolved.

The Company’s plants in Wood River, Nebraska and Fairmont, Minnesota commenced operation in June.  Consequently, the third quarter represented the plants’ first full quarter of commercial operations. The plants each have an annual nameplate capacity of 115 million gallons of fuel grade ethanol.  During the quarter, the plants ran at an average of 62.5% of capacity.  In October, 75% of capacity was achieved and average run rates continue to improve.  While a number of construction and reliability issues remain challenging, the Company expects to reach full capacity operation by year-end.  Cargill supplies the plants’ corn requirements and markets their ethanol and distillers grain output.

Through September 30, 2008, a total of $320.4 million had been spent on construction of the Wood River and Fairmont facilities, excluding capitalized interest.  Of the total, $272.0 million had been incurred under turnkey construction contracts with TIC.  Of this amount, $13.5 million or 5% is being retained until completion.  A further $48.4 million has been spent directly by the Company.  Based on remaining amounts due TIC and the estimated cost to complete construction being performed by the Company, a further $6 to $8 million is expected to be expended on the plants subsequent to quarter-end.

In the third quarter, the Company borrowed $7.5 million under its construction loan and $10.0 million under its working capital facility.  At September 30, 2008, amounts outstanding included $179.5 million drawn under the construction loan, $10.0 million borrowed on the working capital facility and $20.0 million of subordinated debt.  Of the $30.5 million still available under the construction loan facility, $13.0 million is reserved to fund a debt service reserve and $13.5 million to pay retainage.  At of September 30, 2008, the Company held $19.6 million of cash and equivalents, stockholders’ equity totaled $86.7 million and minority interest totaled $30.6 million.

1600 Broadway, Suite 2200 • Denver, CO • 303.640.6500 •  www.bfenergy.com

Given the open issues relating to amounts due Cargill, the Company did not make the $767,000 scheduled interest payment on its subordinated debt on September 30th.  Because that interest was not paid, the interest rate on the subordinated debt increased from 15% to17% effective October 1st.

Commenting on the quarter’s results, Scott H. Pearce, the Company’s President and Chief Executive Officer, said “We were extremely disappointed with third quarter results.  Despite the exceptional decline in the corn market during the period, we should never have allowed the Company to be exposed to that degree of hedging loss.  In addition, our operating losses resulted largely from the continuing delay in having our plants up and running at capacity. During the quarter, we made considerable headway, but progress has been much slower than expected.  At this stage, we are single mindedly focused on getting the plants commissioned and operating at full capacity on a reliable basis.”

Remarking on the production issues at both plants, Daniel J. Simon, Executive Vice President and Chief Operating Officer said, “Despite being well behind our original schedule, our operations teams have made good progress toward reaching reliable commercial production rates at both sites.  We hope to reach full capacity by year-end.  The largest remaining obstacle is ensuring efficient and consistent operation of the dryers which handle much of our output of distillers grain.  Our contractors, vendors, and production staff are all working around the clock to complete a long list of improvements and repairs required to reach our goal.  All parties are confident we will reach nameplate capacity by year-end despite continuing obstacles.”

The Company plans to host a conference call on Friday, November 14, 2008 beginning at 11:00 a.m. (EST) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 42537.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 159564.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 115 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

###

Contact:	Kelly G. Maguire	For more information:
	Vice President - Finance &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

BioFuel Energy Corp.

(in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
Summary Income Statement (unaudited)	2008	2007	2008	2007
Net sales	$90,549	$—	$90,841	$—
Cost of goods sold	103,765	—	104,021	—
Gross profit (loss)	(13,216)	—	(13,180)	—
Selling, general and administrative expenses:
Compensation expense	1,115	1,395	6,560	4,011
Other	1,353	1,249	8,408	2,558
Other operating expense	1,345	—	1,345	—
Operating loss	(17,029)	(2,644)	(29,493)	(6,569)
Interest income	135	855	987	1,068
Interest expense	(1,632)	—	(1,632)	—
Other non-operating expense	(2,123)	—	(1,785)	—
Loss on derivative financial instruments	(49,992)	—	(39,912)	—
Loss before minority interest	(70,641)	(1,789)	(71,835)	(5,501)
Minority interest	37,493	821	37,856	4,092
Net loss	(33,148)	(968)	(33,979)	(1,409)
Beneficial conversion charge	—	—	—	(1,327)
Net loss to common shareholders	$(33,148)	$(968)	$(33,979)	$(2,736)

Loss per share - basic	$(2.18)	$(0.06)	$(2.23)	$(0.30)
Loss per share - diluted	$(2.18)	$(0.06)	$(2.23)	$(0.30)

Weighted average shares outstanding
Basic	15,210	15,235	15,250	9,069
Diluted (a)	15,210	15,235	15,250	9,069

Additional operational data (unaudited)
Ethanol sold (gallons, in thousands)	35,599		35,599
Dry distillers grain sold (tons, in thousands)	68.7		68.7
Wet distillers grain sold (tons, in thousands)	83.4		89.9
Average price of ethanol sold (per gallon)	$2.20		$2.20
Average price of dry distillers grain sold (per ton)	$149.22		$149.22
Average price of wet distillers grain sold (per ton)	$38.99		$39.63
Average corn cost (per bushel)	$5.36		$5.45

	September 30,	December 31,
Summary Balance Sheet (unaudited)	2008	2007

Cash and equivalents	$19,641	$55,987
Accounts receivable	18,727	—
Inventories	17,066	—
Prepaid expenses	1,415	194
Other current assets	953	—
Property, plant and equipment, net	321,491	276,785
Certificates of deposit	4,002	2,155
Debt issuance costs, net	8,205	8,852
Other assets	683	126
Total assets	$392,183	$344,099

Total current liabilities	$68,627	$24,814
Senior debt, net of current portion	181,022	102,440
Subordinated debt, net of current portion	20,000	20,000
Tax financing, net of current portion	5,121	5,823
Derivative financial instrument, net of current portion	—	525
Other liabilities	102	27
Total liabilities	274,872	153,629

Minority interest	30,583	68,799
Stockholders’ equity	86,728	121,671
Total liabilities and stockholders’ equity	$392,183	$344,099

Total shares outstanding at November 12, 2008 (b)	32,601,204

(a) Diluted shares are not utilized in the GAAP loss per share calculation as they are anti-dilutive.

(b) Includes common shares and class B common shares, net of 809,606 shares held in treasury.